

European Bank
for Reconstruction and Development

(ref: MTN 17/149)

SEC
Mail Processing
Section
DEC 11 2017
Washington DC
410

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

11 December 2017

Ladies and Gentlemen,

**RE: European Bank for Reconstruction and Development
IDR 1,014,000,000,000 6.45 per cent. Notes due 13 December 2022 (the "Notes") (payable in United States Dollars) issued pursuant to the Global Medium Term Note Programme**

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 11 December 2017, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

RECEIVED
2017 DEC 11 PM 3:24
SEC / TM

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com